SEC MAIL PROCESSING RECEIVED FEB 28 2005 SECTION WASH., D.C. 213

SECURITI 05038095 N

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Investment Banking, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Penn Plaza
(No. and Street)

New York, (City) NY (State) 10121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd K. West (212) 292-4880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trien Rosenberg Rosenberg Weinberg Ciullo & Fazzari LLP
(Name – *if individual, state last, first, middle name*)

177 Madison Avenue (Address) Morristown, (City) NJ (State) 07962 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd K. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Investment Banking, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd K West
Signature

VP
Title

Victor Michael Marchioni
Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 23, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWN INVESTMENT BANKING, INC.
(FORMERLY VCE CAPITAL, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

TRIEN ROSENBERG ROSENBERG
WEINBERG CIULLO & FAZZARI LLP

Certified Public Accountants and Business Consultants

177 MADISON AVE.· BOX 1982
MORRISTOWN, NJ 07962-1982
TEL (973) 267-4200
FAX (973) 984-9634
expert@trienrosenberg.com

120 BROADWAY
36TH FLOOR
NEW YORK, NY 10271-0002
TEL (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Crown Investment Banking, Inc.
2 Penn Plaza, Suite 1500
New York, NY 10121

We have audited the accompanying statement of financial condition of Crown Investment Banking, Inc. (formerly VCE Capital, Inc.) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crown Investment Banking, Inc. as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Trien Rosenberg Rosenberg Weinberg Ciullo & Fazzari, LLP

New York, New York
February 21, 2005

CROWN INVESTMENT BANKING, INC.
(FORMERLY VCE CAPITAL, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 15,404
Prepaid expenses	10,186
Due from stockholder	3,150
Other	19
Total assets	$ 28,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 507
Stockholder's equity	
Common stock, par value $.01	
Authorized: 3,000 shares	
Issued and outstanding: 75,625 shares	-
Additional paid-in capital	365,313
Accumulated deficit	(337,061)
Total stockholder's equity	28,252
Total liabilities and stockholder's equity	$ 28,759

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Restructuring and Nature of Business

Crown Investment Banking, Inc. (the "Company" formerly VCE Capital, Inc.) completed a series of transactions during 2004 that resulted in an infusion of capital and a change in control. Prior to this restructuring, the Company was a wholly-owned subsidiary of VC Experts, Inc. and is now a majority-owned subsidiary of Crown Capital Corp., Inc. The Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") on August 20, 2001. As a securities broker-dealer, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

(b) Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services.

(c) Preoperating Expenses

In accordance with SOP 98-5, costs representing start-up costs including organization costs have been expensed as incurred.

(d) Income Tax

Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the deferral of preoperating expenses as required by the Internal Revenue Code. Provision is made for taxes currently due. The Company intends to file a tax return separate from its parent.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Certain Stock Purchase Agreements

In a series of transactions the Company issued an aggregate of 65,625 shares, representing approximately 87% of the outstanding shares, to Crown Capital Corp., Inc. for $157,500. The Company amended its Certificate of Incorporation to change its name, and is amending its Certificate of Incorporation to increase its authorized shares. The NASD approved the change in control on September 28, 2004.

Note 3 - Income Taxes

At December 31, 2004, the Company had a deferred tax asset of approximately $24,000, which has been fully reserved, and a net operating loss carryforward of approximately $256,000 expiring in 2017 through 2019. The Company's ability to utilize net operating losses incurred prior to the change in control may be limited under provisions of the Internal Revenue Code.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2004, the Company had net capital, as computed under the rule, of $14,897 which was $9,897 in excess of the required amount. The net capital ratio was 3.4%.

A copy of the Company's Statement of Financial Condition as at December 31, 2004, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.